

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

<u>Via E-mail</u>
Candice J. Wells
Vice President, Assistant General
  Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

      Re: **LinnCo, LLC**
                Linn Energy, LLC
                Amendment No. 1 to Registration Statement on Form S-4
                Filed May 6, 2013
                File No. 333-187484

                Linn Energy, LLC
                Form 10-K for the Fiscal Year ended December 31, 2012
                Filed February 21, 2013
                File No. 0-51719

                Response Letter dated May 3, 2013

Dear Ms. Wells:

      We have reviewed your amended registration statement and response and have the following additional comments. We have limited our review of your registration statements and other filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statements and other filings and providing the requested information or advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Merger-Related Proposals, page 64

1.   We note your response to comment 3 in our letter dated April 25, 2013 that the amendments to Sections 7.3(b), 10.1(c) and 14.1(b) of the LinnCo LLC Agreement serve to permit the transactions contemplated by the amendments to Section 5.1(b) of the LinnCo LLC Agreement. It is not clear to us, however, that a transaction contemplated by the amended Section 5.1(b) would necessarily also be of the type contemplated by the amended Sections 7.3(b), 10.1(c) or 14.1(b). In this regard, it appears that there may be shareholders who would want to approve the amendments to Section 5.1(b), but only in the case of transactions not also implicating Sections 7.3(b), 10.1(c) or 14.1(b). Please provide further analysis as to how your shareholders would be able to communicate their views in this respect.

2.   In addition, please provide further analysis as to how the changes contained in the fourth and fifth sentences of the amended Section 5.1(b) relate to the proposed transaction with Berry or any Subsequent Offering and whether such changes should be unbundled.

3.   Please revise your disclosure to state more clearly that the amendments to the LinnCo LLC Agreement contemplate not just the proposed transaction with Berry but any future Subsequent Offering transactions. Please expand your discussion to explain the types of transactions that may qualify as a Subsequent Offering, other than the Berry transaction.

The Merger, page 79

Background of the Merger, page 80

4.   We note your response to comment 4 in our letter dated April 25, 2013. You disclose at page 86 that "[d]uring the week of February 18, 2013, various research reports were also published that supported LINN's practices relating to derivatives." Please identify these research reports.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

General

5.   Given that you include historical financial statements through March 31, 2013, update your pro forma financial statements to comply with Rule 11-02(c) of Regulation S-X.

6.	Please add the clarifying information provided in your response to prior comment 7, regarding the incremental price component of debt, and the effects of changing market valuations, to your disclosure of purchase price on pages 170 and 176.

7.	We have read your response to prior comment eight concerning your application of the exchange ratio of 1.25 in the tables computing the number of shares to be issued by each entity in the transaction. Tell us why the line items "Estimated LinnCo common shares to be issued for Berry equity awards" on page 170, and "Estimated LINN units to be issued for Berry equity awards" on page 176, should not be revised to state "Berry equity awards to be exchanged" or similar language to be consistent with the terms of the arrangement disclosed on pages 11 and 12.

	Those terms indicate that replacement awards will be determined by multiplying the number of shares of Berry common stock issuable under the Berry equity awards (options and restricted stock) by the exchange ratio of 1.25 to determine the number of LinnCo shares to be issued; and then multiplying the result by the LinnCo/LINN exchange ratio (average closing prices of one LinnCo common share on the last five full trading days prior to the closing date of the merger divided by the average of closing prices of one LINN unit for the same period) to determine the number of LINN Energy units to be issued to LinnCo. Please modify your disclosure as necessary to clarify the manner by which this provision has been reflected in your computation.

8.	Revise your disclosure to explain clearly why the "estimated LinnCo common shares to be issued for Berry equity awards" on page 170, and "estimated LINN units to be issued for Berry equity awards" on page 176 are not the same amounts. In this regard, consider revising your presentation to begin with the number of Berry equity awards to be exchanged, and applying appropriate exchange ratios to arrive at the number of LinnCo shares or LINN units, respectively, to be issued.

9.	Please modify your table on page 176 to illustrate the sequence of steps necessary to determine the number of LINN Energy units that you expect to issue to LinnCo in exchange for Berry Petroleum. For example, it appears there should be an intervening step in your table to bridge the line showing the "Exchange ratio of LinnCo common shares..." and "LINN units to be issued."

	The disclosure on page 75, concerning the Contribution Agreement, indicates the number of LINN units to be issued will be "the greater of (i) the aggregate number of LinnCo common shares issued in the LinnCo Merger and (ii) the number of LINN units required to cause LinnCo to own no less than one-third of all of the outstanding LINN units following the Contribution."

	Please disclose how this provision is reflected in your table on page 176, and the incremental impact it has as compared to your computation on page 170. If there is a range of possibilities, where significantly different results may occur, you should include a comparable pro forma presentation to illustrate the uncertainty about the number of shares to be issued to comply with Rule 11-02(b)(8) of Regulation S-X.

10.   We understand from your response to prior comment nine that you intend to add disclosure to the pro forma presentation about derivative transactions undertaken by Berry Petroleum at your instruction in a future amendment. We will continue our review of this disclosure once it has been provided.

Note 4 - Pro Forma Adjustments, page 176

11.   We understand from your response to prior comment 36 that you regard adjustments in the fair value of derivative instruments as amortization and have utilized this perspective to explain certain adjustments made in computing non-GAAP measures. Tell us the extent to which your pro forma adjustments for DD&A include such amortization.

Material U.S. Federal Income Tax Consequences of the Merger, page 182

12.   Your disclosure under "—U.S. Federal Income Tax Consequences to Holders" discusses U.S. federal income tax consequences of the merger based on the opinions delivered by Latham & Watkins LLP and Wachtell, Lipton, Rosen & Katz. The draft opinions of counsel provided with your response letter do not expressly articulate the consequences described in the bullets under this section. Please revise each opinion to articulate the consequences as opinions of counsel or tell us why you do not need to. Your response should refer to Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, available at *http://www.sec.gov/interps/legal/cfslb19.htm*.

13.   You disclose at page 183 that the "opinion conditions will not be waivable after the Berry stockholders have approved the proposal to adopt the merger agreement and the LinnCo shareholders have approved the issuance of LinnCo common shares to Berry stockholders pursuant to the merger agreement if such waiver would require further stockholder approval to be obtained, unless further approval of the Berry stockholders and LinnCo shareholders is obtained with appropriate disclosure." We understand this statement to mean that the requirement to obtain tax opinions cannot be waived if stockholder approval is necessary to get the waivers, unless you obtain approval independent of any requirement to get such approval. Please revise the statement to articulate more clearly its meaning.

14.   In addition, please revise to describe whether shareholder approval is required to obtain waivers to the opinion conditions under the merger agreement, state law, LinnCo's limited liability company agreement, Berry's charter documents, the rules of the exchanges on which Berry's and LinnCo's shares are listed or otherwise. Finally, if receipt of a favorable tax opinion is a waivable condition, please revise your disclosure to

undertake to recirculate and resolicit if the conditions are waived and the change in tax consequences are material.

Form 10-K for the Fiscal Year ended December 31, 2012

General

15.   We understand from your response to prior comment one that you wish to limit compliance with some of our comments to future filings. However, any periodic filings that include accounting or disclosure that has been revised in your registration statement should be similarly revised.

16.   We note that you have made revisions to disclosure in your registration statement on Form S-4 in response to comments on corresponding disclosures in your periodic reports. Some of the following comments pertain to these revisions and may reference the page numbers in your registration statement that you revised in response to the prior comments.   Please regard such comments as pertaining equally to the corresponding disclosure in your periodic reports.

Business, page 1

Proved Reserves, page 9

17.   We note your disclosure of the proved reserve quantities as of the acquisition date on page 1 and elsewhere on pages 2, 3 and 34. Please expand your disclosure to explain if these estimates were prepared by the Company's internal staff or by an independent petroleum engineering firm and if prepared externally whether the same firm also prepared the estimates of reserves disclosed at year end.   See Item 1202(a)(7) of Regulation S-K.

18.   On page 9, you state "based on the December 31, 2012 reserve report, the amounts of capital expenditures estimated to be incurred in 2013, 2014 and 2015 to develop the Company's PUDs are approximately $679 million, $688 million and $622 million, respectively." You also disclose the Company incurred approximately $442 million in capital expenditures during 2012 to convert 208 Bcfe of reserves classified as proved undeveloped (PUDs) at December 31, 2011 to developed; however, we note from your disclosure on page 103 there were 215 Bcfe of negative reserve revisions resulting from not drilling PUD locations in 2012 that had been disclosed in filings with the SEC for five or more years.

        As part of the requirements under Item 1203(d) of Regulation S-K, please clarify for us if the amounts of capital expenditures estimated to be incurred in 2013, 2014 and 2015 result in the conversion of all of your proved undeveloped reserves including those which would otherwise be subject to revision if not drilled in accordance with the SEC's five year limitation during years 2013, 2014 and 2015, respectively. As part of your response, please provide us with a tabulation of the total net quantities (Bcfe) of proved undeveloped reserves which would be subject to revision if not drilled in years 2013, 2014 and 2015, respectively.

Management's Discussion and Analysis, page 33

Results of Operations, page 38

Gains (Losses) on Oil and Natural Gas Derivatives, page 41

19.   We understand from your response to prior comment 16 that your disclosures about oil and natural gas derivatives on pages 41 and 47 show as realized gains only proceeds and accrued receivables on settled positions; and as unrealized gains (losses) the periodic change in fair value of derivatives not settled as of year-end plus the fair value of positions settled (realized) during the year, reflecting any premiums paid on put option contracts. Any gains or losses on derivatives that you present should conform to the guidance in FASB ASC 815-10-35-2, which requires these measures to equate with the periodic change in fair value of the derivative instruments - there is no provision for depicting proceeds on settlement as realized gain or for presenting the value of settled positions as unrealized loss. Therefore, please revise your measures of gain and loss to conform to this guidance. Ensure that all gains and losses on derivative instruments reflect all of the adjustments necessary to report the underlying derivative assets and liabilities at fair value, through year-end or the settlement date if earlier, to comply with FASB ASC 815-10-30-1 and 815-10-35-1.

20.   Since you are required to report derivative assets and liabilities at fair value and the periodic changes in fair value as gain or loss each period, you should disclose the reasons you believe that differentiating between realized and unrealized gain and loss for the current period is meaningful, and clarify that measures of realized gain or loss for settled positions do not reflect the overall impact of the underlying instruments because these do not include previously recognized unrealized gain or loss.

21.   The information provided in response to prior comment 16 in our letter dated April 25, 2013 indicates that your calculation of realized gain for 2010 includes amounts attributable to cash settlement on interest rate derivatives. Explain to us why you believe it is appropriate to include amounts attributable to interest rate derivatives under a presentation of gains and losses on oil and natural gas derivatives.

Liquidity and capital resources, page 51

22.   Your discussion under this section indicates that premiums paid for commodity
       derivatives increased materially during the year ended December 31, 2012 as compared
       to the prior year. Expand this discussion to describe, in reasonable detail, the reasons for
       this increase. The revised disclosure should address, but not be limited to, the factors you
       consider in determining the extent to which you enter into derivative commodity
       derivative arrangements requiring you to pay premiums. Additionally, to the extent that
       this increase in premiums paid represents a known trend that has had or is reasonably
       expected to have a material impact on your results of operations or liquidity, discuss
       whether and the extent to which this trend will continue and the impact if it does. See
       Item 303 of Regulation S-K.

Non-GAAP Financial Measures

Adjusted EBITDA, page 57

23.   We note that you have revised disclosure on page 251 about the reasons for presenting
       non-GAAP Adjusted EBITDA in response to prior comment 18, rather than address the
       variance between this metric and distributions. We also note that your response states
       that this non-GAAP measure is a "reference point" for determining your ability to pay
       distributions. Further revise the disclosure regarding this measure to clarify how the
       measure serves as a "reference point" for your ability to make distributions, and to
       explain why you believe the measure provides useful information to investors regarding
       your ability to make distributions.

24.   Your response to prior comment 18 indicates that the non-GAAP measure of
       "Distributable Cash Flow" is the actual measure that "represents the aggregate amount of
       funds available to pay distributions and is a more relevant financial measure for a direct
       correlation to distributions paid...." Given the importance of ongoing distributions to
       your business model, and the emphasis you have placed on various non-GAAP measures
       that are intended to exhibit your ability to continue making these distributions, please
       explain how you have considered disclosing your non-GAAP measure of Distributable
       Cash Flow, accompanied by an explanation of variances between the non-GAAP measure
       and actual distributions, along with your non-GAAP measure of Adjusted EBITDA.

25.   We note that in response to prior comment 19 you clarify that you regard your non-
       GAAP measure of Adjusted EBITDA as both a performance measure and a liquidity
       measure. We also note that, in addition to your reconciliation of net income to Adjusted
       EBITDA on page 252, you have provided a reconciliation of operating cash flows to
       Adjusted EBITDA on page 253. However, your non-GAAP measure excludes charges or
       liabilities that required or will require cash settlement. In view of these adjustments,

explain why you believe this measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K

26.   Your presentation of Adjusted EBITDA includes proceeds from settlements of commodity derivatives, but excludes premiums paid for commodity derivatives and gains and losses recognized in prior periods. In view of this, expand your presentation to explain why you believe the presentation of adjusted EBITDA as a performance measure provides useful information to investors. Note that this comment also applies to your presentation of Adjusted Net Income.

27.   We note your response to prior comment 22 regarding your inclusion in non-GAAP Adjusted EBITDA cash flows of acquired businesses that are attributable to periods prior to your acquisition. We understand that you believe this is appropriate in a measure that relates to your historical operations because these amounts have affected cash available for distribution as a result of the purchase terms you have negotiated. However, although you are including these amounts, you do not include other components of the net cash acquisition expenditures shown on page 72, which appear to reduce cash available for distribution. This appears to be an inconsistent approach that should be addressed in your presentation. If you wish to retain these adjustments please submit the revisions you propose to include the other related historical components of acquisition expenditures.

Adjusted Net Income, page 58

28.   We have read your response to prior comment 26 and note you have expanded your disclosure to include footnotes explaining certain of the adjustments you have included in your reconciliation to non-GAAP Adjusted Net Income. Please expand your disclosure to also provide explanations for the adjustments labeled "Unrealized gains on interest rate derivatives," "Realized (gains) losses on canceled derivatives," and "Realized gains on recovery of bankruptcy claim."

Quantitative and Qualitative Disclosures About Market Risk, page 64

29.   We have read your response to prior comment 29 in which you indicate there have been no significant changes to your strategies used to manage your commodity price risk exposure. Please disclose the reasons for your decision to not acquire put options in fiscal year 2013, also the reasons (as indicated in your response) why you would pay incremental premiums to increase the strike prices on existing put options or raise prices on your hedges. Additionally, clarify the extent to which your efforts to limit commodity price risk also introduce risk of being in an unfavorable position when market prices increase above those secured by your derivative instruments.

Financial Statements

Note 7 - Derivatives, page 88

30.   We note your response to prior comment 32, indicating you do not believe that any of your derivative instruments have had financing elements, and that although cash may have been paid, no cash was ever received.

The guidance in FASB ASC 815-10-45-15 explains that if contractual terms of derivative instruments have been structured to ensure that net payments will be made by one party in earlier periods and subsequently returned by the counterparty in later periods, that instrument shall be viewed as having a financing element, even when its fair value is zero at inception. We understand that you have made payments in earlier periods to obtain strike prices to be received in later periods that are higher than would otherwise be received. Therefore, it is unclear how you determined that these arrangements do not include financing elements. We believe that you would need to consider the economics and prospects of settlement in your evaluation.

Please submit a schedule listing your derivative acquisitions and modifications for each period for which premiums have been paid. Please summarize according to transaction dates, settlement dates, related forward market prices, strike prices, underlying commodity and quantities, and reconcile the costs of these transactions to the premiums reported on page 72 for each period.

31.   We understand from your response to prior comment 33 that all cash activity associated with your derivative transactions has been reported in the operating cash flow section on page 72. Please clarify whether such amounts include all costs incurred in the course of acquiring properties or businesses that were allocable to derivative instruments received in those transactions. If this is not the case, please submit a schedule listing all acquisitions undertaken during the past three years, including the dates, descriptions, composition of purchase price, with the cash components reconciled to the investing expenditures reported on page 72, also showing the fair values of derivatives acquired in connection with each transaction, and a description of their terms.

Supplemental Oil and Natural Gas Data (Unaudited), page 100

Proved Oil, Natural Gas and NGL Reserves, page 102

32.   We note your disclosure of revisions of previous estimates on pages 102 and 103 includes a progressively increasing proportion of negative revisions due to asset performance. In light of the definition of reasonable certainty contained in Rule 4-10(a)(24) of Regulation S-X, please clarify the reason(s) for the overestimation and tell us if there is a geographic

concentration of such changes for each of the years ending 2010, 2011 and 2012, respectively.

33.   We note your disclosure on page 103 of 215 Bcfe of negative revisions for the year ended December 31, 2012 due to not drilling proved undeveloped locations in 2012 that had been disclosed in filings with the SEC for five or more years. In light of the definition of reasonable certainty contained in Rule 4-10(a)(24) of Regulation S-X, please clarify the reason(s) for the lack of commitment and execution relating to the drilling such locations and note if there is a geographic concentration of such revisions.

34.   We note your disclosure on page 103 of 248 Bcfe of negative revisions for the year ended December 31, 2012 due to lower natural gas prices. Please quantify for us the net reserve amounts (Bcfe) for revisions due to (i) the truncation of future production as the result of a revised economic limit and (ii) changes in the reserve category relating to proved undeveloped locations which were previously economically producible but became uneconomic at the current year end natural gas price.

        Also tell us if any of the proved undeveloped reserves disclosed as of December 31, 2012 have positive undiscounted future net revenue but negative present worth discounted at 10 percent. Please refer to Question 131.04 in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and affirm management is still committed to drilling all such proved undeveloped locations.

Exhibit 99.1

35.   Please consult with your engineering firm and advise us whether:

- natural gas quantities represent sales gas volumes after separation, processing, fuel use and flare.

- the gas volumes are estimated at the official temperature and pressure bases of the areas in which the gas reserves are located.

- the natural gas liquids are those quantities attributed to the leasehold interests according to processing agreements.

36.   File a revised report that complies with Item 1202(a)(8)(vii) of Regulation S-K.

37.   Please refer to Question 131.04 in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and clarify for us that the proved undeveloped reserves disclosed in the reserves report have been scheduled in accordance with the Company's plans to develop these reserves as of December 31, 2012 and that the development

activities included therein have been subjected to and received the internal approvals required by the Company's management.

38.   Please refer to Item 1203(d) of Regulation S-K and clarify for us that the reserves report contains no material exceptions for proved undeveloped reserves that are not scheduled to be developed within five years from the initial disclosure of such reserves in a filing made with the SEC.

Website Presentations

April 1, 2013: LINN Energy Response to Another Round of Short Seller Comments

39.   We have read your response to prior comment 37 in which you explain that you have not deducted the costs of acquiring derivative instruments in computing your non-GAAP measure of Distributable Cash Flow because the costs of financing these expenditures impact the results of operations utilized in your calculation of this measure through higher interest expense from debt issuance and a greater number of units outstanding.

We do not see how incurring incremental costs to finance acquisitions of derivative instruments or making distributions for more units would compensate for excluding the costs of instruments necessary to secure the prices realized and reflected in your measure. Given your labeling of this metric, please explain how not counting amounts paid for these instruments results in an accurate measure of cash flow available for distribution.

February 21, 2013: Supplemental Q4 2012 Financial and Operational Results

40.   We understand from your response to prior comment 38 that your measures of maintenance capital expenditures are intended to fund projects that will allow you to report reserves and production levels in the following period equivalent to those reported in the current period. Tell us the extent to which such expenditures fund activities that are undertaken for purposes other than to maintain production on producing wells (i.e., workover costs and installing improved recovery systems).

Please also describe the status of the properties selected for maintenance for each of the preceding three years and address the following points.

- Submit a schedule listing the costs allocated from your pool of maintenance capital expenditures for each of the properties in the program, with totals reconciled to the amounts shown in your non-GAAP computations, also showing acquisition, development and exploration costs previously incurred on the properties; and any reserves and production levels previously established.

- Describe the purpose of the maintenance capital expenditures allocated to each property in your program with sufficient detail to understand how this would achieve your objective within the following period

- Identify the incremental reserves and production arising from each property in the following periods as a result of your maintenance program; reconciled to the pertinent details in the rollforward of reserves disclosed in the notes to your financial statements.

If you included non-producing properties in your maintenance programs, then explain the extent to which you previously incurred acquisition, exploration or development expenditures in advancing their status prior to including these properties in your maintenance programs.

In this instance, please also clarify whether maintenance capital expenditures are intended to cover all exploration and development in bringing an unproved property to proved producing status, only the final steps to advance a proved developed property to producing status, or some combination of these.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Sean T. Wheeler
        Latham & Watkins LLP

        Kelly B. Rose
        Baker Botts L.L.P.